UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)*

New Relic, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

64829B100
(CUSIP Number)

HMI Capital Management, L.P.
555 California Street, Suite 4900
San Francisco, CA 94104
(415)-391-9500

Copy to:

Emily M. Brakebill
555 California Street, Suite 4900
San Francisco, CA 94104
(415)-391-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-l(e), 240.13d-l(t) or 240.13d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d- 7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64829B100	13D	Page 2 of 12 Pages

1.	NAME OF REPORTING PERSONS HMI Capital Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,062,100
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,062,100
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,062,100
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 64829B100	13D	Page 3 of 12 Pages

1.	NAME OF REPORTING PERSONS HMI Capital Fund GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,062,100
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,062,100
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,062,100
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 64829B100	13D	Page 4 of 12 Pages

1.	NAME OF REPORTING PERSONS Members GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,062,100
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,062,100
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,062,100
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 64829B100	13D	Page 5 of 12 Pages

1.	NAME OF REPORTING PERSONS Marco W. Hellman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS IA
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,062,100
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,062,100
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,062,100
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 64829B100	13D	Page 6 of 12 Pages

1.	NAME OF REPORTING PERSONS Justin C. Nyweide
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS IA
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,062,100
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,062,100
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,062,100
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 64829B100	13D	Page 7 of 12 Pages

1.	NAME OF REPORTING PERSONS Sean M. Barrett
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS IA
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,062,100
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,062,100
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,062,100
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 64829B100	13D	Page 8 of 12 Pages

1.	NAME OF REPORTING PERSONS Radhakrishnan Raman Mahendran
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,062,100
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,062,100
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,062,100
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 64829B100	13D	Page 9 of 12 Pages

1.	NAME OF REPORTING PERSONS HMI Capital Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,829,703
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,829,703
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,829,703
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 64829B100	13D	Page 10 of 12 Pages

This Amendment No. 1 (the "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons on July 6, 2021 (the "Original Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D"), with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.	Purpose of Transaction:

The final two paragraphs of Item 4 of the Original Schedule 13D are amended and restated as follows:

On July 30, 2023, HMI Capital Partners, L.P. entered into a voting and support agreement (the "Voting Agreement") with the Issuer, Crewline Buyer, Inc. ("Parent") and the other stockholders named therein in connection with the execution on July 30, 2023 of an Agreement and Plan of Merger (the "Merger Agreement") between the Issuer, Parent and Crewline Merger Sub, Inc.("Merger Sub"), a wholly owned subsidiary of Parent. The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer surviving as a wholly-owned subsidiary of the Parent ("Merger").

Under the Voting Agreement, HMI Capital Partners, L.P. has agreed to vote its shares of Common Stock in favor of the Merger, the adoption of the Merger Agreement and each of the other actions contemplated by the Merger Agreement and against certain alternative transactions and other matters. As part of the Voting Agreement, HMI Capital Partners, L.P. granted an irrevocable proxy to Parent to vote its shares of Common Stock in accordance with the Voting Agreement. The Voting Agreement terminates in certain circumstances, including upon the valid termination of the Merger Agreement in accordance with its terms. The Voting Agreement also contains restrictions on transfer of shares of Common Stock held by HMI Capital Partners, L.P., subject to certain exceptions.

The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is filed as Exhibit B hereto and is incorporated by reference.

By virtue of the Voting Agreement, the Reporting Persons may each be deemed to be a member of a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 with certain other parties to the Voting Agreement. This filing shall not be deemed an admission that the Reporting Persons and such persons constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934.

Except as described in this Item 4, the reporting persons do not currently have any plans or proposals which relate to or would result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities to the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

(i)	Any action similar to those enumerated above.

HMI may decide to purchase at any time or times on behalf of its advisory clients additional shares of stock or other securities of the Issuer. Subject to the requirements of the Voting Agreement, HMI may at any time or times cause its advisory clients to dispose of any or all securities of the Issuer in any lawful manner and HMI's advisory clients reserve all of their rights as stockholders of the Issuer and may exercise those rights in any manner that they or HMI considers to be in the interests of such clients.

CUSIP No. 64829B100	13D	Page 11 of 12 Pages

Item 5.	Interest in Securities of the Issuer:

The responses to Items 3, 4 and 6 of this Schedule 13D are incorporated herein by reference.

(a), (b)	The Reporting Persons may be deemed to beneficially own the following interests in the Issuer:

(i)	HMI Capital Partners, L.P. directly owns 4,829,703 shares of Common Stock.

(ii)	HMI Capital Fund GP, LLC, the general partner of HMI Capital Partners, L.P. and Merckx Capital Partners, L.P., may be deemed to beneficially own 5,062,100 shares of Common Stock.

(iii)	HMI Capital Management, L.P., investment adviser to HMI Capital Partners, L.P. and Merckx Capital Partners, L.P., may be deemed to beneficially own 5,062,100 shares of Common Stock.

(iv)	Members GP, LLC, as the general partner of HMI Capital Management, L.P., may be deemed to beneficially own 5,062,100 shares of Common Stock.

(v)	Mr. Marco W. Hellman, Mr. Justin C. Nyweide, Mr. Sean M. Barrett, and Mr. Radhakrishnan Raman Mahendran do not individually own any shares of Common Stock (other than 3,079 Common Stock and 2,982 restricted stock units which vests on August 15, 2023 owned by Mr. Radhakrishnan Raman Mahendran). However, each of Mr. Marco W. Hellman, Mr. Justin C. Nyweide, Mr. Sean M. Barrett, and Mr. Radhakrishnan Raman Mahendran may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by HMI.

(vi)	Collectively, the Reporting Persons beneficially own 5,062,100 shares of Common Stock, each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of any pecuniary interest therein.

All percentages set forth in this Schedule 13D are based upon 70,208,256 outstanding shares of Common Stock, which is based on the Issuer's reported 70,208,256 outstanding shares of Common Stock as of May 17, 2023 as reported in the Issuer's 10K filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, filed on May 23, 2023.

(c)	The Reporting Persons have not made any transactions in the Issuer's Common Stock in the sixty days prior to the date of this Report.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Item 6 is hereby amended and restated in its entirety as follows:

The information set forth and/or incorporated by reference in Items 4 is hereby incorporated by reference into this Item 6.

HMI Capital Fund GP, LLC (the "General Partner") is the general partner of HMI Capital Partners, L.P. ("HCP") and Merckx Capital Partners, L.P. ("Merckx"), in each case, pursuant to an agreement of limited partnership providing to the General Partner the authority to, among other things, to invest the funds of HCP and Merckx in the common stock of the Issuer (the "Stock"), to vote and dispose of Stock and to file this statement on behalf of HCP. HMI Capital Management, L.P. (the "Investment Adviser") is the investment adviser of HCP and Merckx, in each case, pursuant to an investment adviser agreement providing to the Investment Adviser the authority to, among other things, to invest the funds of HCP and Merckx in the Stock, to vote and dispose of Stock and to file this statement on behalf of HCP.

Item 7.	Material to Be Filed as Exhibits:

Item 7 is amended supplemented by adding the following:

Exhibit B - Voting and Support Agreement, dated July 30, 2023, among Crewline Buyer, Inc., New Relic, Inc., HMI Capital Partners, L.P. and the other parties named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by New Relic, Inc. with the Securities and Exchange Commission on July 31, 2023).

CUSIP No. 64829B100	13D	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

IN WITNESS WHEREOF, the undersigned have set their hands this 1st day of August, 2023.

HMI Capital Management, L.P.

Members GP, LLC

HMI Fund Capital GP, LLC

HMI Capital Partners, L.P.

Marco W. Hellman

Justin C. Nyweide

Sean M. Barrett

Radhakrishnan Raman Mahendran

By: /s/Emily M. Brakebill

Name: Emily M. Brakebill

Title: Chief Operating Officer of HMI Capital Management, L.P., for itself, Members GP, LLC, for itself HMI Capital Fund GP, LLC, for itself and as general partner of HMI Capital Partners, L.P., as attorney-in-fact for Marco W. Hellman, Justin C. Nyweide, Sean M. Barrett, and Radhakrishnan Raman Mahendran